Exhibit 99.1

25 July 2013

Sterlite Industries (India) Limited

Unaudited Consolidated Results for the First Quarter Ended 30 June 2013

Mumbai, India: Sterlite Industries (India) Limited (“SIIL” or “Sterlite” or “the Company”) today announced its unaudited consolidated results for the first quarter (Q1) ended 30 June 2013.

Q1 FY 2014 Highlights

•	Mined metal production up 27% and integrated zinc production up 10% at Zinc India

•	Power generation up 34% at the Jharsuguda 2400 MW Plant

•	Strong Balance sheet with cash & liquid investments of Rs. 25,890 crore

•	Merger of Sterlite and Sesa Goa Ltd has received approval of the High Court of Madras on July 25, 2013

Consolidated Financial Performance

	Q1			Q4
	FY2014	FY2013	% change YoY	FY2013
Particulars (In Rs. crore, except as stated)
Net Sales/Income from operations	8,190	10,591	(23%)	12,609
EBITDA	2,173	2,337	(7%)	3,323
Interest expense	362	242	50%	276
Foreign Exchange (loss)/gain	(230)	(217)	6%	78
Profit before Depreciation and Taxes	2,647	2,797	(5%)	3,907
Depreciation	526	518	2%	453
Profit before Exceptional items	2,122	2,279	(7%)	3,454
Exceptional Items	—	—	—	118
Taxes	357	334	7%	418
Profit After Taxes	1,765	1,945	(9%)	2,918
Minority Interest	571	577	(1%)	787
Share in Profit/(Loss) of Associate	(260)	(167)	56%	(206)
Attributable PAT after exceptional item	934	1,202	(22%)	1,925
Basic Earnings per Share (Rs./share)	2.78	3.57	(22%)	5.73
Underlying Earnings per Share* (Rs./share)	3.17	3.99	(21%)	5.77
Exchange rate (Rs./$) – Average	55.95	54.22	3%	54.17
Exchange rate (Rs./$) – Closing	59.70	56.31	6%	54.39

*	Based on profit for the period after adding back exceptional items and other gains and losses, and their resultant tax and minority interest effects

Mr. Anil Agarwal, Chairman: “We achieved a strong performance in the first quarter of FY 2014, and delivered production growth at our world-class Zinc, Silver, Power and Aluminium businesses despite global economic volatility and lower metal prices. We remain focused on completing the merger with Sesa Goa, and ramping up production from our growth projects across our world class asset portfolio.”

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2013

Revenues and EBITDA were lower primarily on account of a temporary closure of the Tuticorin copper smelter, which was partially offset by higher power generation at the Jharsuguda 2,400 MW power plant and higher production at Zinc India. Temporary closure of the Tuticorin smelter negatively impacted EBITDA by Rs. 180 crore.

Attributable PAT and Basic EPS were impacted by lower EBITDA and higher losses at associate. Higher interest costs on borrowings was largely offset by increase in other income.

Merger of Sterlite and Sesa Goa Limited and Vedanta Group Consolidation

The proposed Merger of Sterlite and Sesa Goa Limited and Vedanta Group Consolidation has received the approval of the High Court of Madras on July 25, 2013 and the approval of the High Court of Bombay at Goa on April 3, 2013.

One of the shareholders of Sesa Goa has filed an appeal against the order passed by the High Court of Bombay at Goa before the Division Bench of the same court. The hearings before the Division Bench have been completed and the order is awaited.

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2013

Zinc - India Business

	Q1			Q4
	FY2014	FY2013	% change YoY	FY2013
Production (in’000 tonnes, or as stated)
Mined metal content	238	187	27%	260
Refined Zinc – Total	174	161	8%	182
Refined Zinc – Integrated	173	157	10%	181
Refined Lead – Total [1]	33	31	5%	35
Refined Lead – Integrated	29	29	1%	32
Refined Saleable Silver – Total (in tonnes) [2]	96	73	31%	108
Refined Saleable Silver – Integrated (in tonnes)	77	71	9%	91

Financials (In Rs. crore, except as stated)
Revenue [3]	2,874	2,641	9%	3,820
EBITDA	1,440	1,349	7%	2,098
PAT	1,630	1,542	6%	2,174
Zinc CoP without Royalty (Rs./MT)	46,765	45,759	2%	44,901
Zinc CoP without Royalty ($/MT)	836	844	(1%)	829
Zinc CoP with Royalty ($/MT)	995	1,007	(1%)	998
Zinc LME Price ($/MT)	1,840	1,928	(5%)	2,033
Lead LME Price ($/MT)	2,049	1,974	4%	2,301
Silver LBMA Price ($/oz)	23.1	28.3	(18%)	30.1

1.	Including captive consumption of 1,644 tonnes in Q1 FY 2014 vs. 1,641 tonnes in Q1 FY 2013 and 1,777 tonnes in Q4 FY 2013.
2.	Excluding captive consumption of 8.8 tonnes in Q1 FY 2014 vs. 8.6 tonnes in Q1 FY 2013 and 9.2 tonnes in Q4 FY 2013.
3.	Including zinc concentrate sale of nil in Q1 FY 2014 vs. nil in Q1 FY 2013 and 61,097 tonnes metal in concentrate in Q4 FY 2013.

During Q1, mined metal production was 27% higher than the corresponding prior quarter. The increase in production was in line with our plan to deliver 1 million tonne mined metal production for the year.

Integrated production of refined zinc was 10% higher, due to higher smelter utilization. Integrated production of refined lead was in line with the corresponding prior quarter. Integrated saleable silver production was 9% higher driven by higher volumes from Sindesar Khurd and Zawar mines.

Revenues were higher by 9% on account of higher sales volume and depreciation of Indian Rupee, partially offset by lower metal prices.

The zinc cost of production (COP) without royalty was 2% higher in Rupee terms and 1% lower in US Dollar terms. The increase in Rupee COP was primarily due to lower sulphuric acid credits and higher excavation costs, partially offset by lower coal prices, lower specific coal consumption and the benefits of higher volumes.

EBITDA was 7% higher on account of higher volume partially offset by higher operating costs. PAT for the quarter was 6% higher at Rs. 1,630 Crore.

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2013

Zinc - International Business

	Q1			Q4
	FY2014	FY2013	% change YoY	FY2013
Production (in’000 tonnes, or as stated)
Mined metal content- BMM and Lisheen	56	70	(21%)	65
Refined Zinc – Skorpion	34	36	(4%)	36

Total	90	106	(15%)	102

Financials (In Rs. crore, except as stated)
Revenue	938	1,012	(7%)	1,130
EBITDA	298	337	(12%)	434
PAT	190	190	—	267
CoP – ($/MT)	1,162	1,126	3%	1,121
Zinc LME Price ($/MT)	1,840	1,928	(5%)	2,033
Lead LME Price ($/MT)	2,049	1,974	4%	2,301

Zinc-Lead Metal in Concentrate (MIC) production was lower on account of disruptions in production caused by accidents at Lisheen and BMM.

EBITDA was 12% lower on account of lower volumes, lower metal prices and marginally higher COP.

Copper – India / Australia Business

	Q1			Q4
	FY2014	FY2013	% change YoY	FY2013
Production (in’000 tonnes, or as stated)
Copper - Mined metal content	6	7	(13%)	7
Copper - Cathodes	16	88	(82%)	86
Tuticorin power sales (million units)	137	—	—	35
Financials (In Rs. crore, except as stated)
Revenue	2,465	5,301	(53%)	5,860
EBITDA	(2)	265	(100%)	375
Foreign Exchange gain/(loss)	(273)	(219)	25%	14
Exceptional items	—	—	—	(100)
PAT	(190)	96	(298%)	322
Tc/Rc (US¢/lb)	13.9	12.4	12%	14.8
Net CoP – cathode (US¢/lb)	NM	5.4	—	10.7
Copper LME Price ($/MT)	7,148	7,869	(9%)	7,931

NM = Not Meaningful.

During Q1, mined metal production at Australia was 13% lower due to lower grades. Copper cathode production was lower due to a temporary closure of the Tuticorin smelter for most of the quarter.

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2013

EBITDA was lower due to fixed expenses of the Tuticorin smelter partially offset by gains on sale of surplus power from the first 80 MW unit of Tuticorin power plant. Contribution from Australian operations was affected by lower sales volume, lower LME and higher COP.

Following the Tamil Nadu Pollution Control Board’s (TNPCB) order for closure of the Tuticorin copper smelter on March 29, 2013, the National Green Tribunal (NGT) after hearing company’s appeal, passed an interim order on May 31, 2013 conditionally allowing the smelter to recommence operations, and the plant restarted on June 23, 2013. On July 15, 2013, an expert committee confirmed that the plant meets the prescribed standards, and the NGT in its order of even date took cognizance of the findings of the expert committee and observed that the company “is neither an existing pollutant nor is a threat of future pollution (not violating prescribed standards) resulting in health hazards”, and declined to modify its earlier interim order dated 31st May, 2013, enabling the plant to continue to operate. Separately, the TNPCB has also filed an appeal against the NGT’s earlier interim order before the Supreme Court.

Aluminium Business - BALCO

	Q1			Q4
	FY2014	FY2013	% change YoY	FY2013
Production (in’000 tonnes, or as stated)
Aluminium	61	60	1%	62

Financials (In Rs. crore, except as stated)
Revenue	745	780	(5%)	954
EBITDA	28	57	(51%)	85
PAT	(63)	(7)	—	20
CoP ($/MT)	1,934	1,910	1%	1,930
CoP (Rs./MT)	108,233	103,542	5%	104,532
Aluminum LME Price ($/MT)	1,835	1,978	(7%)	2,003

During Q1, the Korba-II aluminium smelter continued to operate at its rated capacity.

Revenues were 5% lower on account of lower sales volume and fall in metal prices, partially offset by the depreciation of Indian Rupee.

Net sales realization over LME was $ 445 per tonne during the quarter.

Aluminium COP was higher primarily on account of further tapering of coal linkage as per the Coal Block policy and higher operating cost of captive power plant due to maintenance shutdown of one of the units of 540 MW Captive Power Plant (CPP). The increase in aluminium COP on account of further coal tapering was Rs. 3,900 per tonne of aluminium in Q1 FY2014 as compared to Q1 FY2013.

The BALCO 1,200MW captive power plant is awaiting its consent to operate. We expect to tap first metal at the 325 ktpa BALCO-III aluminium smelter in Q3 FY2014. Having obtained both stages of forest clearance for the BALCO coal block, we are working on obtaining other approvals which are taking longer than expected, and we expect to commence mining in Q1 FY2015.

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2013

Aluminium Business – Vedanta Aluminium Limited (Associate Company)

	Q1			Q4
	FY2014	FY2013	% change YoY	FY2013
Production (in’000 tonnes, or as stated)
Alumina – Lanjigarh	—	218	—	—
Aluminum – Jharsuguda	134	124	8%	133

Financials (in Rs. crore except as stated)
Revenue	1,630	1,681	(3%)	1,709
EBITDA	260	306	(15%)	261
Interest Expense	765	506	51%	542
Foreign Exchange gain/(loss)	(162)	(160)	1%	(205)
PAT	(881)	(565)	56%	(700)
SIIL Share (29.5%)	(260)	(167)	56%	(206)
Aluminium CoP ($/MT)	1,675	1,845	(9%)	1,799
Aluminium CoP (Rs./MT)	93,734	100,020	(6%)	97,496
Aluminium LME Price ($/MT)	1,835	1,978	(7%)	2,003

Aluminium production was 8% higher during the quarter. The Jharsuguda-I smelter operated at 7% above its rated capacity, with significant improvements in specific power consumption, throughput and other operational parameters resulting in a COP lower than the corresponding prior quarter as well as Q4 FY2013. This was achieved despite running the smelter with third-party alumina feed as operations of the Lanjigarh alumina refinery were temporarily suspended. The refinery has subsequently recommenced its operations in July.

EBITDA was lower primarily on account of the fixed costs of the Lanjigarh refinery during the quarter and lower Aluminium LME, partially offset by higher volumes and lower COP.

Net sales realization over LME was $ 320 per tonne during the quarter.

PAT was lower by Rs. 316 crore primarily on account of higher interest cost. Interest cost was higher due to cessation of interest capitalization pertaining to the Jharsuguda-II smelter on account of delay in its commissioning, in compliance with the relevant accounting standard.

Status of Investment in Vedanta Aluminium Limited as at 30 June 2013

Investment in VAL (Rs. crore)	Sterlite	Vedanta	External	Total
Equity	563	1,391	—	1,954
Preference Shares	3,000	—	—	3,000
Quasi Equity / Debt	13,895	571	13,065	27,530

Total Funding	17,458	1,962	13,065	32,484

Corporate Guarantees	2,287	22,602	—	24,889

In view of the impending merger, the company borrowed Rs. 5,000 crore externally and lent it to VAL, with an objective of optimizing the overall cost of borrowings for VAL. This has resulted in retiring a part of the higher cost project finance debt at VAL.

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2013

Power Business

	Q1			Q4
	FY2014	FY2013	% change YoY	FY2013
Particulars (in million units)
Total Power Sales	2,953	2,458	20%	2,433

SEL 2400 MW Jharsuguda[1]	2,604	1,938	34%	2,073
BALCO 270MW Power Sales	187	338	(45%)	282
HZL Wind Power	162	182	(11%)	78

Financials (in Rs. crore except as stated)
Revenue	1,144	857	33%	847
EBITDA	402	329	22%	330
PAT	139	83	68%	110
Average Cost of Generation (Rs./unit)	2.15	2.02	6%	1.81
Net Average Realization (Rs./unit)	3.49	3.44	1%	3.16
SEL Cost of Generation (Rs./unit)	2.21	2.14	3%	1.76
SEL Net Realization (Rs./unit)	3.45	3.51	(2%)	3.09

1.	Includes production under trial run of 202 MU in Q1 FY2013.

Power sales during the quarter were 20% higher on account of higher power generation from Jharsuguda 2,400MW plant. The plant operated at PLF of 54% for all four units during the quarter as compared with 50% for three units during the corresponding prior period.

Power sales volumes at the BALCO 270 MW plant were lower due to diversion of 204 million units of power to the Korba-II smelter as one unit of BALCO 540 MW CPP was under maintenance shutdown.

Average power realization increased to Rs. 3.49 due to higher sales volume from open access. The power generation cost at SEL during the quarter was Rs. 2.21 per unit as compared with Rs. 2.14 per unit in corresponding prior quarter.

EBITDA for the quarter was 22% higher, primarily on account of higher power generation at Jharsuguda 2,400MW plant.

The first unit of the 1,980MW Talwandi Sabo power project is expected to be synchronized in Q3 FY2014.

Cash, Cash Equivalents and Liquid Investment

As at 30 June 2013, the company has consolidated cash, cash equivalents and liquid investments of Rs. 25,890 crore, out of which Rs. 15,369 crore was invested in debt mutual funds, Rs. 2,217 crore in bonds, and Rs. 8,304 crore in bank deposits. The company continues to follow a conservative investment policy and invests in high quality debt instruments with the mutual funds, bonds and fixed deposits with banks.

Note: Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to current period.

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2013

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy. Sterlite Industries has a portfolio of world class assets in India, Australia, Namibia, South Africa and Ireland. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Regd. Office: SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamil Nadu